UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 000-50859

TOP SHIPS INC.

(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of TOP Ships Inc. (the "Company"), dated November 9, 2009, announcing the Company's operating results for the third quarter ended September 30, 2009.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. Pistiolis included in the exhibit, are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-160412) filed with Securities and Exchange Commission (the "Commission") on July 2, 2009, as amended, and declared effective on August 13, 2009, and into the Company's Registration Statement on Form F-3 (Registration No. 333-161022) filed with the Commission on August 4, 2009, as amended, and declared effective on August 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP Ships, Inc.
(Registrant)

Dated: November 9, 2009	By: /s/Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

TOP SHIPS REPORTS THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2009 FINANCIAL RESULTS

ATHENS, GREECE - (November 9, 2009) - TOP Ships Inc. (NasdaqGS:TOPS) today announced its operating results for the third quarter and nine months ended September 30, 2009.

For the third quarter of 2009, the Company reported net income of $329,000 or $0.01 per share, compared with net income of $41,640,000 or $1.44 per share, for the third quarter of 2008. Third quarter operating income was $6,672,000 for 2009, compared with operating income of $49,127,000 for the corresponding period in 2008. Revenues for the third quarter of 2009, were $25,153,000 compared to $71,094,000 recorded in the third quarter of 2008.

For the nine months ended September 30, 2009, the Company reported net loss of $14,251,000 or $0.52 per share, compared with net income of $17,210,000 or $0.69 per share, for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, operating loss was $2,473,000 compared with operating income of $53,771,000 for the nine months ended September 30, 2008. Revenues for the nine months ended September 30, 2009, were $83,582,000 compared to $220,418,000 recorded in the nine months ended September 30, 2008.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

“We are happy to report a profitable quarter despite the current dire market conditions. Our financial results for the third quarter of 2009 include non-recurring charges of $1,386,000 relating to the termination of leases and one-off cash and accelerated stock-based compensation of retiring board members. Excluding these expenses, net income for the third quarter of 2009 would have been $1,715,000 or $0.06 per share.

During the third quarter of 2009 we achieved average TCE rates of $26,777 for the vessels that we operated under time charters and approximately $22,700 for the vessels that we operated under bareboat charters. Given our fixed contracts we expect similar rates to be achieved during the fourth quarter of 2009.

As of September 30, 2009, we were in breach of our loan covenants and we are currently in discussions with all our banks to receive waivers for these breaches and extend existing waivers that were scheduled to expire in 2010, to 2011.”

The following indicators serve to highlight the operational performance of the Company’s current fleet during the three and nine month periods ended September 30, 2009, and 2008:

CURRENT FLEET DATA

	Three Months Ended – September 30,		Nine Months Ended – September 30,
	2008	2009	2008	2009
Total number of vessels at the end of the period	7	13	7	13
Total calendar days for fleet (1)	644	1,163	1,762	2,930
Total available days for fleet (2)	638	1,161	1,708	2,864
Total operating days for fleet (3)	627	1,160	1,692	2,834
Fleet utilization (4)	98.28%	99.91%	99.06%	98.95%

(1) We define calendar days as the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(2) We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time, in the second quarter and first half of 2009. We have decided to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(3) We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have decided to change the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

The following table presents the Company’s current fleet and employment profile:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2009)
Eight Tanker Vessels
Dauntless	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis P.	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	-
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	-
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	-
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	-
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	-
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	-

Total Tanker dwt	392,514

Five Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q2/2011	$54,250	-
Amalfi	45,526	2000	Time Charter	Q4/2009	$12,500	-
Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q2/2012	$24,000	-
Pepito	75,928	2001	Time Charter	Q2/2013	$41,000	-
Astrale	75,933	2000	Time Charter	Q2/2011	$18,000	-

Total Drybulk dwt	324,268

TOTAL DWT	716,782

Outstanding Indebtedness

As of September 30, 2009, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $407.3 million with maturity dates from 2010 through 2019.

Loan Covenants and Discussions with Banks

As of the date of this release, we have received waivers and signed amendments to our loan agreements with all five of our lending banks in relation to certain loan covenant breaches that have taken place since December 31, 2008. However, as of September 30, 2009, we were in breach of additional covenants with all of our banks, which have not been previously waived. These breaches relate to EBITDA, our overall cash position (minimum liquidity covenants), adjusted net worth and the asset value cover of our product tankers with certain banks. We expect that our lenders will not demand payment of our loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.

If we are unable to obtain covenant waivers or modifications for current covenant breaches or for covenant breaches that may occur in future reporting periods, our lenders may require that we post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels, or they may accelerate our indebtedness, which would impair our ability to continue to conduct our business. In order to further enhance our liquidity, we may find it necessary to sell vessels at a time when vessel prices are low, in which case we will recognize losses and a reduction in earnings, which could affect our ability to raise additional capital necessary to comply with our loan covenants and/or the additional lender requirements described above.

Conference Call and Webcast

TOP Ships’ management team will host a conference call on Tuesday, November 10, 2009, at 11:00 a.m. EST to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK), or (+44) (0) 1452 542 301 (from outside the US). Please quote “TOP Ships”.

A replay of the conference call will be available until November 18, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 39394642#.

Slides and Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under “Investor Relations”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■

A fleet of eight double-hull Handymax tankers and an average age of 2.6 years with a total carrying capacity of approximately 0.4 million dwt, of which 76% are sister ships. Two of the Company's Handymaxes are on time charter contracts with an average term of 9 months with both of the time charters including profit sharing agreements above their base rates. Six of the Company’s Handymax tankers are fixed on a bareboat charter basis with an average term of 8.4 years.

■

A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt and an average age of 8.5 years, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 23 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media: Ramnique Grewal Vice President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, N.Y. 10169 Tel.: (212) 661-7566 Fax: (212) 661-7526 E-Mail: topships@capitallink.com	Company: Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$71,094	$25,153	$220,418	$83,582

EXPENSES:

Voyage expenses	13,327	367	36,944	2,952
Charter hire expense	14,032	21	47,874	10,827
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(15,197)	(49)	(17,900)	(7,799)
Lease termination expense	-	6	-	15,391
Other vessel operating expenses	13,503	3,166	57,930	21,325
Dry-docking costs	640	382	9,672	4,584
Depreciation	5,856	8,550	26,808	22,859
Sub-manager fees	243	68	974	351
General and administrative expenses	9,011	5,861	23,442	15,447
Foreign currency (gains) / losses, net	(470)	109	81	118
Gain on sale of vessels	(18,978)	-	(19,178)	-

Operating income (loss)	49,127	6,672	53,771	(2,473)

OTHER INCOME (EXPENSES):

Interest and finance costs	(4,394)	(3,868)	(22,531)	(9,632)
Loss on financial instruments	(3,331)	(2,569)	(14,938)	(2,305)
Interest income	353	9	1,016	217
Other, net	(115)	85	(108)	(58)

Total other expenses, net	(7,487)	(6,343)	(36,561)	(11,778)

Net Income (loss)	$41,640	$329	$17,210	$(14,251)

Earnings (loss) per share, basic and diluted	$1.44	$0.01	$0.69	$(0.52)

Weighted average common shares outstanding, basic and diluted	28,153,538	27,840,863	24,556,897	27,621,301

On January 1, 2009 the Company adopted ASC 260-10-45-61A “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (formerly known as FSP FASB 03-6-1). Upon adoption of the new guidance, unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented and reduced basic EPS by $0.04 and $0.01 for the three and nine months ended September 30, 2008, respectively.

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	September 30,
	2008	2009

ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$46,242	$-
ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	159,971	-
VESSELS, NET	414,515	688,317
RESTRICTED CASH	52,575	24,465
OTHER ASSETS	25,072	11,679
Total assets	$698,375	$724,461

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	16,438	15,499
FAIR VALUE OF BELOW MARKET TIME CHARTER	3,911	-
BANK DEBT	342,479	407,304
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	15,479	-
OTHER LIABILITIES	28,017	20,184

Total liabilities	406,324	442,987

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	292,051	281,474

Total liabilities and stockholders' equity	$698,375	$724,461

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,
	2008	2009

	(Unaudited)	(Unaudited)
Cash Flows provided by Operating Activities:

Net income (loss)	$17,210	$(14,251)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	32,156	24,887
Stock-based compensation expense	4,431	2,512
Change in fair value of financial instruments	13,943	(939)
Financial instrument termination payments	(7,500)	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(17,900)	(7,799)
Amortization of fair value below market time charter	(15,418)	(3,911)
Loss on sale of other fixed assets	112	93
Gain on sale of vessels	(19,178)	-
Change in operating assets and liabilities	4,251	482

Net Cash provided by Operating Activities	12,107	1,074

Cash Flows provided by (used in) Investing Activities:

Principal payments received under capital lease	42,950	-
Principal payments paid under capital lease	(68,828)	-
Advances for vessels acquisitions / under construction	(64,520)	-
Vessel acquisitions and improvements	(118,142)	(136,663)
Insurance claims recoveries	2,285	1,374
Increase in restricted cash	(3,500)	-
Decrease in restricted cash	-	28,110
Net proceeds from sale of vessels	338,143	-
Net proceeds from sale of other fixed assets	65	204
Acquisition of other fixed assets	(1,443)	(668)

Net Cash provided by (used in) Investing Activities	127,010	(107,643)

Cash Flows (used in) provided by Financing Activities:

Proceeds from long-term debt	180,789	111,708
Payments of long-term debt	(307,676)	(45,221)
Financial instrument upfront receipt	1,500	-
Financial instrument termination payments	-	(5,000)
Proceeds from issuance of common stock, net of issuance costs	50,601	2,160
Cancellation of fractional shares	(2)	-
Repurchase and cancellation of common stock	-	(732)
Payment of financing costs	(2,631)	(2,588)

Net Cash (used in) provided by Financing Activities	(77,419)	60,327

Net increase (decrease) in cash and cash equivalents	61,698	(46,242)

Cash and cash equivalents at beginning of period	26,012	46,242

Cash and cash equivalents at end of period	$87,710	$0

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$17,411	$11,915

NON-CASH TRANSACTIONS

Fair value below market time charter	$12,647	$-
Amounts owed for capital expenditures at the end of period	$47	$126